SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2009

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of Daimler AG

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1.   Press Release: Daimler posts EBIT of minus €1,426 million in the first quarter of 2009

2.   Interim Report for the three-month period ended March 31, 2009

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of improvement or a further deterioration of global economic conditions; a continuation or worsening of the turmoil in the credit and financial markets, which could result in ongoing high borrowing costs or limit our funding flexibility; changes in currency exchange rates and interest rates; the introduction of competing, fuel efficient products and the possible lack of acceptance of our products or services which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost reduction and efficiency optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region; the business outlook of companies in which we hold an equity interest, most notably EADS; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler`s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler`s most recent  Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Contact:	Telephone:
Thomas Fröhlich	+49 (0)711 17 41361	Press information
Brigitte Bertram	+49 (0)711 17 40624
Date: April 28, 2009

Daimler posts EBIT of minus €1,426 million in first quarter of 2009

•	Net loss of €1,286 million (Q1 2008: net profit of €1,332 million)

•	Revenue significantly below prior-year level at €18.7 billion

•	Decreases in unit sales and revenue expected for full-year 2009

•	Implementation of measures with the aim of saving €4 billion in 2009

•	Gradual improvement in operating profitability expected during 2009, but renewed significant operating loss in second quarter

•	Mercedes-Benz Cars expects positive earnings again in second half of this year

Stuttgart – The global financial and economic crisis and the resulting difficult automotive markets placed a significant burden on the earnings of the Daimler Group (stock-exchange abbreviation DAI) in the first quarter of 2009.

Daimler posted EBIT of minus €1,426 million for the first quarter of 2009 (Q1 2008: plus €1,976 million).

Daimler Communications, 70546 Stuttgart, Germany

The significant decline in earnings primarily reflects the sharp drops in unit sales at Mercedes-Benz Cars, Daimler Trucks and Mercedes-Benz Vans in the first quarter of 2009. The measures already taken mitigated the decline in earnings, but were far from sufficient to compensate for the effect of the decrease in Group revenue related to lower unit sales. Increased cost of risk at Daimler Financial Services led to a fall in that division’s operating results.

Earnings in the first quarter of 2008 were positively affected by gains realized on the sale of real estate properties at Potsdamer Platz (€449 million) and gains connected with the transfer of EADS shares (€102 million). There was an opposing effect from charges relating to Daimler’s equity interest in Chrysler (€491 million). Special items are shown in the table on page 10.

The Group posted a net loss for the period of €1,286 million (Q1 2008: net profit of €1,332 million); earnings per share amounted to minus €1.40 (Q1 2008: plus €1.29).

Unit sales down by 34% in the first quarter

In the first quarter of 2009, Daimler sold 332,300 cars and commercial vehicles worldwide, which was 34% lower than in the same period of last year.

The Daimler Group’s first-quarter revenue decreased significantly from €24.0 billion to €18.7 billion in 2009. Adjusted for exchange-rate effects, revenue fell by 25%.

2

At the end of the first quarter of 2009, Daimler employed 263,819 people worldwide (end of Q1 2008: 273,902). Of that total, 164,983 people were employed in Germany (end of Q1 2008: 166,661).

The free cash flow of the industrial business was negative and fell significantly by €2.2 billion to minus €1.1 billion. The main reason for the decrease in the free cash flow was the development of the divisions’ earnings. In addition, the free cash flow of the prior-year period included proceeds from the sale of real estate at Potsdamer Platz and from the transfer of EADS shares totaling €1.4 billion. However, there were positive effects on the free cash flow of the industrial business from the development of inventories.

Details of the divisions in the first quarter of 2009

Due to the ongoing contraction of worldwide automobile markets and the model changeover of the high-volume E-Class, Mercedes-Benz Cars sold 231,200 vehicles in the first quarter of 2009 (Q1 2008: 318,300). First-quarter revenue decreased by 27% to €9.1 billion.

The division posted EBIT of minus €1,123 million in the first quarter, which was significantly below the result of the prior-year quarter (plus €1,152 million).

The decline in earnings is mainly a result of the significant decrease in demand for automobiles and the resulting drop in unit sales. The lifecycle-related replacement of the E-Class also had a negative impact

3

on sales. Earnings were additionally reduced by a shift in demand towards smaller models and ongoing price pressure in automobile markets. The decline in earnings was partially offset by the timely initiation of cost-adjusting actions such as the introduction of short-time work at plants in Germany.

Daimler Trucks sold 65,400 vehicles worldwide in the first quarter of 2009 (Q1 2008: 107,700). The significant decrease was caused by the worldwide recession. Revenue decreased from €6.3 billion to €4.9 billion.

Due to the significant decline in unit sales, the division recorded EBIT of minus €142 million, which was significantly below the EBIT of plus €403 million posted in the prior-year quarter. There was an additional negative impact on EBIT in Q1 2009 of €45 million from the measures initiated in 2008 for the repositioning of Daimler Trucks North America. Positive effects resulted from cost adjustments and further efficiency improvements.

The Trucks Europe/Latin America unit (Mercedes-Benz) sold 23,100 vehicles in the first quarter (Q1 2008: 33,800), a decrease compared with the prior-year quarter, as expected. Sales of 17,200 units by Trucks NAFTA (Freightliner, Sterling, Western Star and Thomas Built Buses) were also lower than in the prior-year period (Q1 2008: 27,500). Trucks Asia (Mitsubishi Fuso) sold 25,100 vehicles in the first quarter (Q1 2008: 46,500).

The Daimler Group adjusted its segment reporting at the beginning of 2009. The business activities of Mercedes-Benz Vans and Daimler

4

Buses, which were previously reported under Vans, Buses, Other, are now presented separately.

Due to a severe market slump, Mercedes-Benz Vans’ unit sales decreased to 28,800 vehicles in the first quarter (Q1 2008: 68,600). Revenue of €1.3 billion was also well below the figure for the prior-year period.

The Mercedes-Benz Vans division posted EBIT of minus €91 million (Q1 2008: plus €186 million). Positive effects resulted from efficiency increases and the development of some currencies.

Despite the difficult market situation, Mercedes-Benz Vans continued to defend its market leadership for medium-sized and large vans in Western Europe, taking a market share of 16.7% (Q1 2008: 16.3%).

Daimler Buses sold 6,800 buses and chassis worldwide in the first quarter of this year (Q1 2008: 9,200). As the decline in unit sales is almost solely accounted for by lower volumes of chassis in Latin America, revenue decreased at the much lower rate of 2% to €904 million. The division achieved EBIT of €65 million (Q1 2008: €75 million).

At Daimler Financial Services, new business decreased by 12% compared with the prior-year quarter to €5.9 billion. Contract volume amounted to €62.0 billion at the end of the first quarter, which was 2% lower than at the end of 2008.

The division posted first-quarter EBIT of minus €167 million (Q1 2008: plus €168 million). The decline in earnings was primarily due to

5

charges resulting from further increases in risk provisions. An additional factor is that the EBIT for the period includes losses from the sale of parts of the non-automotive leasing portfolio. Furthermore, expansion of Mercedes-Benz Bank’s direct banking business entailed expenses, which had a negative impact on first-quarter earnings.

The other business activities – in particular the equity holdings in Chrysler, EADS and Tognum, which were previously allocated to Vans, Buses, Other – have been included in “Reconciliation” since the beginning of 2009.

In the first quarter of 2009, Daimler’s share in the net profit of EADS amounted to €83 million (Q1 2008: €22 million). The equity-method inclusion of the 19.9% equity interest in Chrysler did not lead to any further charges on earnings. In connection with the legal transfer of Chrysler’s international sales activities to Chrysler LLC and due to the valuation of Chrysler-related assets the Group recorded a total gain of €40 million in the first quarter of 2009.

Outlook

Based on the divisions’ planning, Daimler expects its total unit sales to decrease significantly in the year 2009 (2008: 2.1 million vehicles).

Mercedes-Benz Cars has an up-to-date and competitive product range. Sales impetus will be provided by the GLK, a compact SUV that has been available since the end of 2008, and the new E-Class sedan, which was launched in March 2009. The station-wagon version of the E-Class will follow this autumn. The new E-Class coupe will also be launched this year, followed by the convertible. The division

6

intends to further enhance the attractiveness of its product range with new generations of the S-Class and the GL. With the S 400 HYBRID and additional BlueEFFICIENCY models, the entire model range will be supplemented with particularly environmentally friendly and fuel-efficient drive systems. For the smart fortwo, new sales potential will be utilized this year with launches in the growth markets of China and Brazil. However, Mercedes-Benz Cars will not be able to avoid the expected weakness of major sales markets and in particular of its main market segments. Overall, unit sales in 2009 will therefore be lower than in the prior year. Lower volumes are anticipated above all in the markets of the United States, Western Europe and Japan, which have been particularly hard hit by the economic and financial crisis. Unit sales should be partially stabilized by growth in the emerging markets, however.

Mercedes-Benz Cars assumes it will at least maintain its market shares and that the bottom of the EBIT curve was reached in the first quarter. Due in particular to the cost-reducing measures and the launch of the new E-Class in Europe and the US launch planned for June 2009, there should be a gradual improvement in profitability over the next three quarters and positive earnings in the second half of the year.

As a result of the global economic crisis, Daimler Trucks assumes that unit sales will fall significantly in all its major markets in full-year 2009. The division expects to maintain its shares of core markets, however. The full impact of the significant drop in demand in all markets since the beginning of this year will be felt as of the second quarter. Further burdens on earnings are therefore anticipated, especially in the second quarter. The repositioning of Daimler Trucks North America Expenses will give rise to expenses of €150 million, of

7

which €45 million was already recognized in the first quarter.

Due to stagnating demand and the ongoing recession in major economies, Mercedes-Benz Vans does not expect an improvement in unit sales in the coming months. In line with the significant fall in demand in all markets, further burdens on earnings are anticipated, particularly in the second quarter.

Daimler Buses anticipates lower unit sales in 2009 than in the record year 2008. Nonetheless, the unit expects to achieve positive earnings, though substantially lower than in 2008.

Daimler Financial Services anticipates rising credit defaults and higher refinancing expenses in full-year 2009. The lowest point for earnings should have been reached in the first quarter, however. Contract volume is expected to decrease compared with 2008.

The Daimler Group’s total revenue is likely to decrease significantly in full-year 2009 (2008: €95.9 billion).

In order to alleviate the impact of the significant decline in unit sales and revenue caused by the global financial and economic crisis, at short notice Daimler has initiated measures designed to adjust costs and avoid expenditure across all divisions and at the Group’s headquarters. As well as actions to reduce labor costs, this includes the reduction of fixed costs and administrative expenses and further streamlining of the Group’s organizational structures. In addition, projects are being postponed if they are not directly relevant to competitiveness.

8

The measures initiated supplement the existing efficiency-enhancing programs and will be implemented at the Group in the coming months. As a result, Daimler expects to achieve cost reductions or to avoid cost increases in a total amount of €4 billion. Based on these measures, which will have their full impact in the second half of the year, and due to the launch of the new E-Class, the Daimler Group anticipates a gradual improvement in operating profitability as the year progresses. Earnings in the second quarter are expected to be significantly negative once again, however.

9

The special items shown in the following table affected EBIT in the first quarters of 2009 and 2008:

Special items affecting EBIT
Amounts in millions of €	Q1 2009	Q1 2008
Daimler Trucks
Repositioning of Daimler Trucks North America	(45)	—

Reconciliation
Sale of real estate (Potsdamer Platz)	—	449
Gains related to the transfer of shares in EADS	—	102
Equity-method result of Chrysler	—	(340)
Gains/(losses) from Chrysler-related assets	40	(151)
New management model	—	(45)

Further information on Daimler is available on the internet: www.media.daimler.com

10

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of improvement or a further deterioration of global economic conditions; a continuation or worsening of the turmoil in the credit and financial markets, which could result in ongoing high borrowing costs or limit our funding flexibility; changes in currency exchange rates and interest rates; the introduction of competing, fuel efficient products and the possible lack of acceptance of our products or services which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost reduction and efficiency optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region; the business outlook of companies in which we hold an equity interest, most notably EADS; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler`s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler`s most recent  Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

About Daimler

Daimler AG, Stuttgart, with its businesses Mercedes-Benz Cars, Daimler Trucks, Daimler Financial Services, Mercedes-Benz Vans and Daimler Buses, is a globally leading producer of premium passenger cars and the global market leader of heavy- and medium-duty trucks as well as buses. The Daimler Financial Services division has a broad offering of financial services, including vehicle financing, leasing, insurance and fleet management. Daimler sells its products in nearly all the countries of the world and has production facilities on five continents. The company’s founders, Gottlieb Daimler and Carl Benz, continued to make automotive history following their invention of the automobile in 1886. As an automotive pioneer, Daimler and its employees willingly accept an obligation to act responsibly towards society and the environment and to shape the future of safe and sustainable mobility with groundbreaking technologies and high-quality products. The current brand portfolio includes the world’s most valuable automobile brand, Mercedes-Benz, as well as smart, AMG, Maybach, Freightliner, Western Star, Mitsubishi Fuso, Setra, Orion and Thomas Built Buses. The company is listed on the stock exchanges in Frankfurt, New York and Stuttgart (stock exchange abbreviation DAI). In 2008, the Group sold 2.1 million vehicles and employed a workforce of over 270,000 people; revenue totaled €95.9 billion and EBIT amounted to €2.7 billion. Daimler is an automotive Group with a commitment to excellence, and aims to achieve sustainable growth and industry-leading profitability.

11

Figures for the 1st Quarter 2009

Daimler Group amounts in €	Q1 2009	Q1 2008	Change 09/08
Revenue, in millions	18,679	23,998	- 22%
EBIT, in millions	(1,426)	1,976	—
Net profit, in millions	(1,286)	1,332	—
Net profit from continuing operations, in millions	(1,286)	1,335	—
Earnings per share (EPS)	(1.40)	1.29	—
Employees (March 31)	263,819	273,902	- 4%

EBIT by Divisions in millions of €	Q1 2009	Q1 2008	Change 09/08
Mercedes-Benz Cars	(1,123)	1,152	—
Daimler Trucks	(142)	403	—
Mercedes-Benz Vans	(91)	186	—
Daimler Buses	65	75	- 13%
Daimler Financial Services	(167)	168	—
Reconciliation	32	(8)	—

Revenue by Divisions in millions of €	Q1 2009	Q1 2008	Change 09/08
Mercedes-Benz Cars	9,067	12,497	- 27%
Daimler Trucks	4,918	6,327	- 22%
Mercedes-Benz Vans	1,291	2,335	- 45%
Daimler Buses	904	919	- 2%
Daimler Financial Services	3,150	2,814	+ 12%
Reconciliation	(651)	(894)	+ 27%

Unit Sales in units	Q1 2009	Q1 2008	Change 09/08
Daimler Group	332,252	503,816	- 34%
Mercedes-Benz Cars	231,193	318,285	- 27%
Daimler Trucks	65,405	107,728	- 39%
Mercedes-Benz Vans	28,834	68,626	- 58%
Daimler Buses	6,820	9,177	- 26%

12

2

DAIMLER

Interim Report Q1 2009

Contents

3	Key figures
4	Management Report
12	Mercedes-Benz Cars
13	Daimler Trucks
14	Mercedes-Benz Vans
15	Daimler Buses
16	Daimler Financial Services
17	Consolidated Financial Statements
22	Notes to the Consolidated Financial Statements
27	Addresses | Information
Financial Calendar 2009 | 2010

Cover photo:

The new E-Class sedan once again sets new standards in its category in terms of safety, comfort and economy. Deliveries to customers started in March 2009, and the automobile is even more appealing than before. The implementation of the modular system allows the new car to fulfill the highest quality requirements through the application of tried-and-tested components. Numerous driver-assistance systems are available to customers. In addition, the four-cylinder and six-cylinder engines with direct fuel injection consume up to 23% less fuel than before. The E 250 CDI with the new four-cylinder diesel engine achieves top-level fuel consumption in its segment of just 5.3 liters per 100 kilometers.

Q1

Key figures

Amounts in millions of €	Q1 2009	Q1 2008	Change in %

Revenue	18,679	23,998	-22	(1)
Western Europe	8,836	11,536	-23
thereof Germany	4,527	5,249	-14
United States	4,199	5,018	-16
Other markets	5,644	7,444	-24
Employees (March 31)	263,819	273,902	-4
Research and development expenditure	1,116	1,065	+5
thereof capitalized development costs	331	283	+17
Investment in property, plant and equipment	688	823	-16
Cash provided by operating activities	2,526	1,230	+105
EBIT	(1,426)	1,976	.
Net profit (loss)	(1,286)	1,332	.
Earnings (loss) per share (in €)	(1.40)	1.29	.

(1)  Adjusted for the effects of currency translation, decrease in revenue of 25%

Management Report

Development in first quarter impacted by global financial and economic crisis

Group EBIT of minus €1,426 million (Q1 2008: plus €1,976 million)

Net loss of €1,286 million (Q1 2008: net profit of €1,332 million)

Revenue significantly below prior-year level at €18.7 billion

Decreases in unit sales and revenue expected for full-year 2009

Measures initiated to reduce and avoid costs totaling €4 billion

Operating profitability expected to improve gradually in the course of the year; earnings to be significantly negative once again in the second quarter, however

Business development

World economy impacted by global crisis

The world economy slipped deeper into recession in the first quarter of 2009. In some of the industrialized countries, the economic downswing actually accelerated compared with the previous quarter. This seems to have been the case in Western Europe and Japan, and the US economy also had a very weak first quarter. In the industrialized countries, the first months of the year were marked by massive slumps in manufacturers’ orders received, industrial output, exports and utilization of capacity. Consumer and investor sentiment remained at historically low levels and share prices fell once again compared with the beginning of the year. Stock markets have displayed a slight upward trend since March, however. The fear that the emerging markets would be increasingly affected by the global crisis was confirmed at the beginning of the year. This is especially the case in raw-material exporting countries such as Russia and Brazil.

The worsening of the worldwide economic situation had a massive impact on global demand for motor vehicles in the first quarter. In the United States, sales of cars and light trucks reached the lowest level of the past 27 years, with demand slumping by nearly 40% compared with the first quarter of 2008. Total sales of automobiles in Western Europe were also significantly lower than in the prior-year quarter. However, the slump was significantly mitigated by state support programs.

In Germany, the “environmental bonus” (a government grant of €2,500 for new-car buyers who scrap their old cars) boosted sales especially in the small-car segment, with the result that overall unit sales were actually significantly higher than in the prior-year quarter. Markets for commercial vehicles in Western Europe, the United States and Japan declined in all segments during the first quarter. Medium and heavy trucks were particularly hard hit in those markets. Sales of commercial vehicles dropped in most of the larger emerging markets as well, the sharpest falls being for heavy-duty trucks. The only revival of demand occurred in China and India – particularly in the field of light-duty trucks – thanks to state economic stimulus programs.

Unit sales down by 34% in the first quarter

In the first quarter of 2009, Daimler sold 332,300 cars and commercial vehicles worldwide, which was 34% lower than in the same period of last year.

Primarily due to the ongoing contraction of worldwide automobile markets but also affected by the model changeover of the high-volume E-Class, Mercedes-Benz Cars sold 231,200 vehicles in the first quarter of 2009, a substantially lower number than in the prior-year period (Q1 2008: 318,300). As a result of the worldwide recession, the Daimler Trucks division also recorded a considerable fall in unit sales to 65,400 vehicles (Q1 2008: 107,700). Mercedes-Benz Vans’ unit sales fell to 28,800 vehicles in the first quarter due to a drastic market slump (Q1 2008: 68,600). Daimler Buses increased its sales of complete buses in Europe by 14% to 1,600 units. However, due to the weak development of demand for bus chassis in Latin America, sales of 5,200 units outside Europe did not match the high level of the prior-year quarter, as expected (Q1 2008: 7,700). At Daimler Financial Services, new business decreased by 12% compared with the prior-year quarter to €5.9 billion. Contract volume amounted to €62.0 billion at the end of the first quarter; adjusted for exchange-rate effects it was 4% lower than at the end of 2008.

The Daimler Group’s first-quarter revenue decreased significantly from €24.0 billion to €18.7 billion in 2009. Adjusted for currency effects, revenue fell by 25%.

In order to alleviate the effects of falling unit sales and revenue, Daimler has initiated wide-ranging measures designed to reduce expenses and to avoid increases in expenses.

Profitability

The Daimler Group adjusted its segment reporting at the beginning of 2009. The business activities of Mercedes-Benz Vans and Daimler Buses, which were previously reported under Vans, Buses, Other, are now presented separately. The other business activities which by definition do not belong to the segments – in particular the equity holdings in Chrysler and EADS which are accounted for using the equity method - are included in the line “Reconciliation.” The prior-year figures have been adjusted accordingly.

EBIT by segment

Amounts in millions of €	Q1 2009	Q1 2008	% change

Mercedes-Benz Cars	(1,123)	1,152	––
Daimler Trucks	(142)	403	––
Mercedes-Benz Vans	(91)	186	––
Daimler Buses	65	75	-13
Daimler Financial Services	(167)	168	––
Reconciliation	32	(8)	––
Daimler Group	(1,426)	1,976	––

Daimler posted EBIT of minus €1,426 million for the first quarter of 2009 (Q1 2008: EBIT of plus €1,976 million).

The significant decline in earnings primarily reflects the sharp drops in unit sales at Mercedes-Benz Cars, Daimler Trucks and Mercedes-Benz Vans in the first quarter of 2009. The measures already taken mitigated the decline in earnings, but were far from sufficient to compensate for the unit-sales-related decrease in Group revenue. Increased cost of risk at Daimler Financial Services led to a fall in that division’s operating results.

Earnings in the first quarter of 2008 were positively affected by a gain realized on the sale of real estate properties at Potsdamer Platz (€449 million) and gains in connection with the transfer of EADS shares (€102 million). There was an opposing effect from charges relating to our equity interest in Chrysler (€491 million).

The special items shown in the following table affected EBIT in the first quarters of 2009 and 2008:

Special items affecting EBIT

Amounts in millions of €	Q1 2009	Q1 2008

Daimler Trucks
Repositioning of Daimler Trucks North America	(45)	––

Reconciliation
Sale of real estate (Potsdamer Platz)	––	449
Gains related to the transfer of shares in EADS	––	102
Equity method result Chrysler	––	(340)
Gains/(losses) from Chrysler-related assets	40	(151)

New management model	––	(45)

The Mercedes-Benz Cars division posted EBIT of minus €1,123 million in the first quarter, which was significantly below the result of the prior-year quarter (EBIT of plus €1,152 million). The return on sales was minus 12.4% (Q1 2008: plus 9.2%).

The decline in earnings is mainly a result of the significant decrease in demand for automobiles and the resulting drop in unit sales. The lifecycle-related replacement of the E-Class also had a negative impact on sales. Earnings were additionally reduced by an unfavorable model mix and ongoing price pressure in automobile markets. The decline in earnings was partially offset by the timely initiation of cost-adjusting measures such as the introduction of short-time work at plants in Germany.

The Daimler Trucks division recorded EBIT of minus €142 million which was significantly less than prior-year quarter EBIT of plus €403 million. Return on sales was minus 2.9% (Q1 2008: plus 6.4%).

The global economic downswing led to a significant decrease in vehicle sales also at Daimler Trucks in the first quarter of 2009, and was thus the main cause of the drop in earnings. There was an additional negative impact on EBIT in Q1 2009 of €45 million from the measures initiated in 2008 for the repositioning of Daimler Trucks North America. Positive effects resulted from cost adjustments and further efficiency increases.

The Mercedes-Benz Vans division posted EBIT of minus €91 million (Q1 2008: EBIT of plus €186 million); its return on sales was minus 7.0%, compared with plus 8.0% in the first quarter of 2008.

Mercedes-Benz Vans was also unable to avoid the general market development. Although its market shares remained stable, vehicle deliveries decreased by 58%, resulting in a significant fall in earnings. Positive effects resulted from efficiency increases and the development of some currencies.

The Daimler Buses division achieved EBIT of €65 million (Q1 2008: €75 million), and thus achieved a return on sales of 7.2% despite the worldwide economic crisis (Q1 2008: 8.2%).

The lower earnings were mainly the result of declining markets in Latin America, whereby business in Europe developed better than in the first quarter of last year. Efficiency increases had also positive effects on EBIT.

Daimler Financial Services posted EBIT of minus €167 million for the first quarter of this year (Q1 2008: EBIT of plus €168 million).

The decline in earnings was primarily due to charges as a result of further increases in risk provisions. An additional factor is that the expansion of Mercedes-Benz Bank’s direct banking business entailed expenses, which had a negative impact on first-quarter earnings. Furthermore, EBIT for the period includes losses from the sale of parts of the non-automotive leasing portfolio.

The reconciliation of the divisions’ EBIT to Group EBIT primarily reflects the proportionate results of the equity-method investments in EADS and Chrysler as well as other items at the corporate level.

In the first quarter of 2009, Daimler’s share in the net profit of EADS amounted to €83 million (Q1 2008: €22 million). The increase was partially due to currency effects. In the prior-year period, there was a positive effect on Group EBIT from gains of €102 million in connection with the transfer of EADS shares.

The equity-method inclusion of our 19.9% equity interest in Chrysler did not lead to any further charges on earnings in the first quarter (Q1 2008: proportionate loss of €340 million). In connection with the legal transfer of Chrysler’s international sales activities to Chrysler LLC and due to the valuation of Chrysler-related assets, the Group recorded a total gain of €40 million in the first quarter of 2009. In the prior-year quarter, rights contingent upon the development of residual values of Chrysler vehicles were impaired by €151 million.

Another factor affecting the prior-year period was a gain of €449 million realized on the sale of the Group’s real estate properties at Potsdamer Platz.

The reconciliation also includes additional corporate expenses of €112 million (Q1 2008: €91 million) and gains of €21 million on the elimination of intersegment transactions (Q1 2008: €1 million).

Net interest expense in the first quarter amounted to €205 million (Q1 2008: net interest income of €33 million). The decline of the net interest result was due to an increased level of debt in the industrial business. In addition, lower expected returns on the pension-plan assets contributed to this development.

There was an income-tax benefit of €345 million due to the fact that the Group recorded a loss before income taxes in the first quarter of 2009 (Q1 2008: income-tax expense of €674 million).

Net loss from continuing operations and net loss each amounted to €1,286 million in the first quarter of 2009 (Q1 2008: net profit from continuing operations of €1,335 million and net profit of €1,332 million), equivalent to a loss per share of €1.40 for both metrics (Q1 2008: profit per share of €1.29 for both metrics).

Cash flows

The presentation of cash flows has been changed compared with the prior year due to an amendment to the International Financial Reporting Standards (IFRS). All cash flows related to leased vehicles and receivables from financial services are now allocated to cash provided by operating activities. The figures for the prior-year period have been adjusted accordingly (see also Note 1 of the Notes to the Consolidated Financial Statements).

Cash provided by operating activities amounted to €2.5 billion in the first quarter of 2009 (Q1 2008: €1.2 billion). The negative effects from the lower net profit were partially offset by the development of inventories: Inventories decreased in the first quarter of this year due to the adjustment of passenger car production to the current market situation, but increased in the prior-year period. There were additional positive effects from the lower level of new leasing and sales-financing business (caused by lower unit sales) and the sale of non-automotive portfolios in the financial services business. Furthermore, there were minor tax refunds, compared to tax payments in the prior year. The effects from lower trade receivables and trade payables were nearly neutral compared with the prior-year period.

Cash flows from investing activities in the first quarter of 2009 resulted in a net cash outflow of €3.4 billion, compared with a net cash inflow of €0.3 billion in the prior-year period. This development was primarily the result of the purchase and sale of securities carried out in the context of liquidity management, which led to a cash outflow of €2.4 billion. An additional factor is that cash flows from investing activities in the first quarter of 2008 included proceeds from the sale of real estate at Potsdamer Platz and from the transfer of EADS shares in a total amount of €1.4 billion. Whereas investments in property, plant and equipment were lower than in the prior-year period, investments in intangible assets included a slightly higher cash outflow from capitalized development costs.

Cash flows from financing activities resulted in a net cash inflow of €7.1 billion in the reporting period, mainly related to higher financing liabilities, but also to increased customer deposits in the direct banking business at Mercedes-Bank. Furthermore, the capital increase from the issue of new shares led to a cash inflow of €1.95 billion. The net cash outflow of €6.3 billion in the prior-year quarter primarily reflected the repayment of financing liabilities and the share buyback program (€2.7 billion).

Cash and cash equivalents with an original maturity of three months or less increased compared with December 31, 2008 by €6.4 billion, after taking exchange-rate effects into consideration. Total liquidity, which also includes deposits and marketable securities with an original maturity of more than three months, increased by €8.7 billion to €16.7 billion, mainly as a result of cash inflows from the financing business. The high level of liquidity will decrease again during 2009, primarily due to the repayment of financing liabilities as they fall due.

The free cash flow of the industrial business, the parameter used by Daimler to measure the Group’s financing capability, was negative and fell significantly by €2.2 billion to minus €1.1 billion.

The main reason for the decrease in the free cash flow was the development of the divisions’ earnings. In addition, the free cash flow of the prior-year period included proceeds from the sale of real estate at Potsdamer Platz and from the transfer of EADS shares totaling €1.4 billion. However, there were positive effects on the free cash flow of the industrial business from the development of inventories and lower tax payments.

Free cash flow of the industrial business

Amounts in millions of €	Q1 2009	Q1 2008	09/08 change

Cash provided by (used for) operating activities	(96)	828	(924)
Cash provided by (used for) investing activities	(2,822)	291	(3,113)
Changes in cash (> 3 months) and marketable securities included in liquidity	1,797	(85)	1,882
Free cash flow of the industrial business	(1,121)	1,034	(2,155)

The net liquidity of the industrial business increased by €0.6 billion to €3.7 billion.

Net liquidity of the industrial business

Amounts in millions of €	Mar. 31, 2009	Dec. 31, 2008	09/08 change

Cash and cash equivalents	7,241	4,664	2,577
Marketable securities and long-term deposits	2,805	959	1,846
Liquidity	10,046	5,623	4,423
Financing liabilities	(7,680)	(4,448)	(3,232)
Market valuation and currency hedges for financing liabilities	1,377	1,931	(554)
Financing liabilities (nominal)	(6,303)	(2,517)	(3,786)
Net liquidity	3,743	3,106	637

The increase in net liquidity was primarily caused by the capital increase from the issue of new shares (€1.95 billion). On the other hand, the negative free cash flow and exchange-rate effects reduced the net liquidity of the industrial business.

Net debt at Group level, which is primarily related to the refinancing of the leasing and sales-financing business, decreased by €2.3 billion compared with December 31, 2008. In addition to the development in the industrial business, this was primarily due to the positive free cash flow in the financial services business, which was mainly caused by the lower new business as a result of lower vehicle sales. These effects were partially offset by exchange-rate effects.

Net debt of the Daimler Group

Amounts in millions of €	Mar. 31, 2009	Dec. 31, 2008	09/08 change

Cash and cash equivalents	13,305	6,912	6,393
Marketable securities and long-term deposits	3,363	1,091	2,272
Liquidity	16,668	8,003	8,665
Financing liabilities	(64,443)	(58,637)	(5,806)
Market valuation and currency hedges for financing liabilities	1,377	1,931	(554)
Financing liabilities (nominal)	(63,066)	(56,706)	(6,360)
Net debt	(46,398)	(48,703)	2,305

Balance sheet structure

Compared with December 31, 2008, the balance sheet total increased by €5.5 billion to €137.7 billion. Adjusted for exchange-rate effects, there was an increase of €3.8 billion. The financial services business accounted for €71.0 billion of the balance sheet total (December 31, 2008: €67.7 billion), equivalent to 52% of the Daimler Group’s total assets (December 31, 2008: 51%).

Intangible assets increased to €6.2 billion (December 31, 2008: €6.0 billion), primarily related to capitalized development costs.

Property, plant and equipment amounted to €16.1 billion, the same level as at December 31, 2008.

Equipment on operating leases and receivables from financial services decreased by €1.4 billion or 2% to €59.7 billion, equivalent to 43% of the balance sheet total (December 31, 2008: €61.1 billion and 46%). Adjusted for exchange-rate effects, the decrease amounted to €2.4 billion or 4%. The reduction is primarily due to a lower volume of new leasing and financing business caused by the development of unit sales. In addition, parts of the non-automotive leasing and financing portfolio were sold during the first quarter of 2009 with a carrying amount of €0.3 billion.

Investments accounted for using the equity method (€4.2 billion) mainly comprise the carrying amounts of our interests in EADS, Tognum and Kamaz.

Despite opposing currency effects, inventories decreased by €0.8 billion (-5%) to €16.0 billion, accounting for 12% of the balance sheet total. This decrease was primarily caused by the adjustment of passenger car production to the current market situation.

Trade receivables fell in line with the development of unit sales by 10% to €6.3 billion.

Other financial assets (€9.6 billion) primarily comprise securities, derivative financial instruments, loans and other receivables due from third parties. The increase of €1.6 billion primarily reflects the acquisition of securities in connection with liquidity management. There was an opposing effect from reductions in the carrying amount of derivative financial instruments due to changed currency exchange rates.

Compared with December 31, 2008, cash and cash equivalents increased by €6.4 billion to €13.3 billion. The change was primarily related to the issue of new shares to Aabar Investments PJSC and increased customer deposits in the direct banking business.

Provisions accounted for 13% of the balance sheet total. They primarily comprise warranty, personnel and pension obligations and at €18.5 billion were higher than at December 31, 2008 (€18.2 billion). The increase resulted from higher provisions for income taxes and pensions. Provisions for product warranties and for obligations in the area of personnel and social security decreased, however.

Trade payables decreased by 6% to €6.1 billion, in line with the adjusted levels of production.

Financing liabilities increased by €5.8 billion to €64.4 billion, accounting for 47% of the balance sheet total (December 31, 2008: 44%). The increase was due not only to exchange-rate effects, but also to the growth in customers’ deposits in Mercedes-Benz Bank’s direct banking business, which rose by €5.7 billion to €11.7 billion.

Other financial liabilities fell by €0.7 billion to €9.6 billion, mainly related to liabilities from residual-value guarantees, derivative financial instruments and accrued interest.

The Group’s equity increased by €0.5 billion compared with December 31, 2008. The net loss of €1.32 billion was more than offset by the capital increase from the issue of new shares (€1.95 billion). The equity ratio was 23.8% for the Group (December 31, 2008: 24.3%) and 42.1% for the industrial business (December 31, 2008: 42.7%). The equity ratios are adjusted for the dividend payments for the years 2007 and 2008.

Workforce

At the end of the first quarter of 2009, 263,819 people were employed by Daimler worldwide (end of Q1 2008: 273,902). Of that total, 164,983 people were employed in Germany (end of Q1 2008: 166,661). The reduction in worldwide employment is primarily due to the repositioning of the Group’s truck business in North America, the expiry of limited-period employment contracts, and employees leaving the Group in the context of early retirement agreements. Due to the difficult sales situation, short-time work was introduced at the car plants in Sindelfingen, Untertürkheim, Bremen, Rastatt, Berlin and Hamburg at the beginning of the year. The van plants in Düsseldorf and Ludwigsfelde have also implemented short-time work. In the first quarter, the truck plants mainly reacted to the drop in demand by reducing hours accumulated on working-time accounts and by ceasing production on certain days. Since Easter, however, short-time work has also been implemented at the plants in Wörth, Gaggenau, Mannheim and Kassel. A total of 68,000 employees were affected by short-time working arrangements as of March 31, 2009.

Changes in the Supervisory Board and the Board of Management

On April 8, 2009, the Annual Meeting of Daimler AG elected Lloyd G. Trotter and Gerard Kleisterlee as members of the Supervisory Board to succeed the two departing members, William A. Owens and Dr. Mark Wössner. Lloyd G. Trotter, a member of the Board of Directors of PepsiCo Inc. and Textron Inc. and former Head of GE Industrial, and Gerard Kleisterlee, President and Chief Executive Officer of Royal Philips Electronics and a member of the Board of Directors of De Nederlandsche Bank NV, have been elected as members of the Supervisory Board for the period until the end of the Annual Meeting in 2014.

Immediately after this year’s Annual Meeting, Wilfried Porth took up his position as Member of the Board of Management of Daimler AG for Human Resources and Labor Relations Director. He succeeded to Günther Fleig, who retired as of the end of the Annual Meeting.

Aabar Investments (Abu Dhabi) becomes a major Daimler shareholder

On March 22, 2009, Aabar Investments PJSC (Aabar), Abu Dhabi, acquired approximately 9.1% of the share capital of Daimler AG by way of a capital increase. Aabar is an investment company domiciled in Abu Dhabi and is listed on the Abu Dhabi stock exchange. It is controlled by the International Petroleum Investment Company (IPIC), which is owned by the government of the Emirate of Abu Dhabi.

The capital increase took place with partial utilization of the approved capital created by resolution of the Annual Meeting on April 9, 2008 through the issue of 96,408,000 no-par-value shares in return for cash contributions. Existing shareholders’ subscription rights were excluded. The issue price amounted to €20.27 per share, resulting in an inflow of new equity capital for Daimler AG of €1.95 billion.

Subsequent event

On April 27, 2009, Daimler, Chrysler, Cerberus and the US Pension Benefit Guaranty Corporation agreed on a binding term sheet, which requires Daimler to make a cash contribution of US$600 million to Chrysler’s pension plans and to waive its fully impaired loans to Chrysler with a nominal amount of US$1.9 billion. Additionally, Daimler's 19.9% interest in Chrysler Holding LLC will be redeemed. Daimler's additional obligation under a guarantee for payments to be made to the Chrysler pension plans if these plans terminate until August 2012 will be limited to a maximum of US$200 million. Further, Cerberus, Chrysler and Daimler will waive all current and future claims they may have against each other in connection with the transfer of the majority of Chrysler to Cerberus in 2007.

Daimler estimates the negative impact of this agreement on earnings before interest and taxes up to US$0.7 billion and will recognize these charges in the financial statements for the second quarter 2009. Daimler’s cash payments of US$600 million will be made in three annual installments of US$200 million beginning on the date of the signing of a definitive agreement, which is expected to occur shortly.

Outlook

The statements made in the Outlook section of this Interim Report are based on the current assumptions of the Daimler management. In turn, those assumptions are based on the expectations for general economic developments described below, which are in line with appraisals made by renowned economic research institutions and the targets set by our divisions. Expectations for future business developments reflect the opportunities and risks arising from the prevailing market conditions and competitive situations as the year progresses.

With regard to existing opportunities and risks, we refer to the statements made in our Annual Report 2008 and the notes on forward-looking statements at the end of this Management Report. We are aware that forecasts have to be regarded as highly uncertain in the present environment. Another factor is that no reliable statements can currently be made on how quickly the economic packages decided upon by the governments of various countries will actually contribute to the stabilization of financial markets and markets for products.

At the end of the first quarter of 2009, it is not yet foreseeable how deep the recession will be and when the world economy will emerge from it. It seems certain, however, that 2009 will be the most difficult year in economic terms since the end of the Second World War and that global gross domestic product will decline for the first time and by a significant margin. No recession of recent decades has been as deep and synchronous as the current one. Such a situation indicates that the duration will be longer than in normal cyclical downswings. The economic output of all the major industrialized countries will therefore decrease in 2009, in some cases at historical rates of decline. This is also likely to apply to Germany and Japan, which due to their high export rates are suffering in particular from the drop in world trade. But major emerging markets such as Russia and Brazil could post significantly negative growth as well. Although the Chinese and Indian economies are also losing momentum, from today’s perspective they are in a relatively favorable situation and will be among the few growth drivers this year. But overall, it still seems possible that the world economy will bottom out in the fourth quarter of this year and that a recovery will then set in – if rather hesitantly. But a return to the long-term growth trend will not come for some time, because the aftereffects of the financial crisis on the real economy are too severe.

The extent and duration of the global economic crisis will be of great significance also for the ongoing development of worldwide demand for motor vehicles. From today’s perspective, global demand for passenger cars will continue to fall sharply in 2009 compared with the prior year. Unit sales are likely to decline in particular in the world’s three major markets – the United States, Western Europe and Japan – in some cases by substantial margins. Market contraction in Western Europe should be partially alleviated by state support for new-car buyers, but total unit sales are likely to fall more sharply than in 2008. Current estimates predict lower unit sales also in most of the emerging markets.

However, the effects on demand of the various state support programs for national car markets are highly uncertain. In total, we anticipate market contraction compared with 2008 of 10 to 20%.

Prospects for the major commercial-vehicle markets are also unfavorable. Demand in the three major regions will probably decline considerably in all segments. We expect markets for medium and heavy trucks to shrink compared with the prior year by 40 to 50% in Western Europe and Japan and by 20 to 30% in the NAFTA region. Demand for trucks is also expected to fall significantly in most of the emerging markets. A gradual market recovery is not anticipated before the end of 2009 or the beginning of 2010.

Following the collapse of the van markets of Western Europe – which are especially important to Daimler – by roughly 40%, we do not expect the situation to improve significantly by the end of this year.

We anticipate a stable business development for the segment of city buses this year, while market conditions for coaches will remain difficult.

Based on the divisions’ planning, Daimler expects its total unit sales to decrease significantly in the year 2009 (2008: 2.1 million vehicles).

Mercedes-Benz Cars starts the extremely difficult year 2009 with an up-to-date and competitive product range. Sales impetus will be provided by the GLK, a compact SUV that has been available since the end of 2008, and the new E-Class sedan, which was launched in March 2009. The station-wagon version of the E-Class will follow this autumn. We will also launch the new E-Class coupe this year, followed by the convertible. We intend to further enhance the attractiveness of our product range with new generations of the S-Class and the GL. With the S 400 HYBRID and additional BlueEFFICIENCY models, we will supplement our entire model range with particularly environmentally friendly and fuel-efficient drive systems. For the smart fortwo, we will utilize new sales potential this year with launches in the growth markets of China and Brazil. However, Mercedes-Benz Cars will not be able to avoid the expected weakness of major sales markets and in particular of the market segments important to us. Overall, unit sales in 2009 will therefore be lower than in the prior year. We anticipate lower volumes above all in the markets of the United States, Western Europe and Japan, which have been particularly hard hit by the economic and financial crisis. Unit sales should be partially stabilized by growth in the emerging markets, however. We expect to be able to at least maintain our market shares.

We assume that Mercedes-Benz Cars reached the bottom of the curve in the first quarter. Due in particular to the cost-reducing measures we have initiated and to the launch of the new E-Class, we anticipate a gradual improvement in profitability over the next three quarters and positive earnings in the second half of the year.

As a result of the global economic crisis, the Daimler Trucks division assumes that unit sales will fall significantly in all its major markets in full-year 2009. We expect to maintain our shares of our core markets, however.

The full impact of the significant drop in demand in all markets since the beginning of this year will be felt as of the second quarter. We therefore anticipate further burdens on earnings, especially in the second quarter. Expenses of €150 million will arise due to the repositioning of Daimler Trucks North America, of which €45 million was already recognized in the first quarter.

Due to stagnating demand and the ongoing recession in major economies, Mercedes-Benz Vans does not expect an improvement in unit sales in the coming months. In line with the significant fall in demand in all markets, we anticipate further burdens on earnings, particularly in the second quarter.

Because of weak markets worldwide, Daimler Buses anticipates lower unit sales in 2009 than in the record year 2008. Nonetheless, we expect to achieve positive earnings, though substantially lower than in 2008.

Daimler Financial Services anticipates rising credit defaults and higher refinancing expenses in full-year 2009. The lowest point for earnings should have been reached in the first quarter, however. Contract volume is expected to decrease compared with 2008.

We assume that the Daimler Group’s total revenue will decrease significantly in full-year 2009 (2008: €95.9 billion).

As a result of reduced production volumes and the targeted productivity advances, we assume that the number of employees at the end of 2009 will be lower than a year earlier.

In order to alleviate the impact of the significant decline in unit sales and revenue caused by the global financial and economic crisis, at short notice we have initiated measures designed to adjust costs and avoid expenditure across all divisions and at the Group’s headquarters. As well as actions to reduce labor costs, this includes the reduction of fixed costs and administrative expenses and further streamlining of the Group’s organizational structures. In addition, we are examining projects and postponing those that are not directly relevant to our competitiveness. The measures initiated supplement the existing efficiency-enhancing programs and will be implemented at the Group in the coming months. As a result, we expect to achieve cost reductions or to avoid cost increases in a total amount of €4 billion.

Based on these measures, which will have a full impact in the second half of the year, and due to the launch of the new E-Class, we anticipate a gradual improvement in the Daimler Group’s operating profitability as the year progresses. Earnings in the second quarter are expected to be significantly negative once again, however.

Forward-looking statements in this Interim Report:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of improvement or a further deterioration of global economic conditions; a continuation or worsening of the turmoil in the credit and financial markets, which could result in ongoing high borrowing costs or limit our funding flexibility; changes in currency exchange rates and interest rates; the introduction of competing, fuel efficient products and the possible lack of acceptance of our products or services which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost reduction and efficiency optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region; the business outlook of companies in which we hold an equity interest, most notably EADS; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler`s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler`s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Mercedes-Benz Cars

Unit sales down by 27% compared with Q1 2008

Successful launch of new E-Class sedan

New E-Class coupe presented at the Geneva Motor Show

Market developments lead to loss of €1,123 million (Q1 2008: profit of €1,152 million)

Amounts in millions of €	Q1 2009	Q1 2008	% change

EBIT	(1,123)	1,152	.
Revenue	9,067	12,497	-27
Unit sales	231,193	318,285	-27
Production	208,370	350,711	-41
Employees (March 31)	95,103	97,948	-3

Unit sales, revenue and EBIT significantly below prior-year levels

Due to the ongoing contraction of worldwide automobile markets and the model changeover of the high-volume E-Class, Mercedes-Benz Cars sold 231,200 vehicles in the first quarter of 2009 (Q1 2008: 318,300). First-quarter revenue decreased by 27% to €9.1 billion. Due to market developments, the division posted an EBIT loss of €1.1 billion.

Successful start for new E-Class in a difficult market environment

Deliveries of the new E-Class sedan started in Western Europe at the end of March, with 50,000 orders already placed by the time of the market launch. In the S-Class segment, Mercedes-Benz sold 11,200 (Q1 2008: 24,400) automobiles and remains the world market leader with the S-Class sedan. The C-Class sedan also successfully defended its leading position; in total, Mercedes-Benz sold 77,400 cars in the C-Class segment (Q1 2008: 113,300). Following the launch of the GLK, unit sales of 37,300 M-/R-/GL-/GLK- and G-Class vehicles nearly matched the prior-year figure (Q1 2008: 38,200). Mercedes-Benz Cars recorded rising orders received in Germany in March, particularly in the compact-car segment and for the smart fortwo. The smart fortwo performed well in the third year of its lifecycle, with sales of 28,500 units (Q1 2008: 31,200); unit sales in the United States increased by another 18%. This spring, the smart fortwo will be launched in four new markets: China, Brazil, Denmark and Serbia.

Due to declining demand, sales of Mercedes-Benz and smart cars fell to 133,400 units in Western Europe (Q1 2008: 178,500). In the United States, Mercedes-Benz Cars gained market share despite a drop in shipments to 43,900 vehicles (Q1 2008: 67,200). Mercedes-Benz performed better than the market as a whole also in China, with sales of 11,200 units (Q1 2008: 12,000).

Unit sales	Q1 2009	Q1 2008	% change

Total	231,193	318,285	-27
Western Europe	133,385	178,474	-25
Germany	59,994	73,813	-19
United States	43,927	67,219	-35
China	11,215	11,959	-6
Other markets	42,666	60,633	-30

E-Class impresses customers with comfort, safety equipment and exemplary consumption

The E-Class sedan, which was unveiled at the Detroit Motor Show this January, once again sets benchmarks in its class in terms of safety, comfort and economy. With the application of the Mercedes-Benz module system, the car fulfills the highest quality requirements through the use of tried-and-tested components. Numerous assistance systems are available to customers. In addition, the four and six-cylinder engines operate with direct fuel injection and consume up to 23% less fuel than before. The E 250 CDI with the new four-cylinder diesel engine, which delivers more than 200 horsepower and torque of 500 newton meters, achieves top-level fuel consumption in its segment of 5.3 liters per 100 kilometers. Since the end of March, this new engine has been available also in the GLK.

Mercedes-Benz has also provided a glimpse of innovative ways of implementing environmentally friendly electric mobility, presenting three concept cars in Detroit that are close to series production: the BlueZERO E-CELL with battery electric drive, the BlueZERO F-CELL with fuel-cell drive and the BlueZERO E-CELL PLUS with electric drive as well as a combustion engine to generate additional electrical power.

At the Geneva Motor Show at the beginning of March, the brand unveiled the new coupe version of the E-Class, whose striking design will appeal to coupe fans all over the world.

Adjustments to production program

Due to the abrupt market slump in the second half of 2008, car inventories rose significantly higher than normal levels. Production volumes were therefore adjusted to the current market situation at all of our car plants. By the end of March, we had succeeded in reducing inventories to the level of spring 2008 once again.

By the end of the second quarter, we want to reduce vehicle inventories to a level in line with current market volumes. The reduction of vehicle inventories is also an important instrument for the improvement of our cash flows. We therefore further adjusted our production volumes and introduced short-time work in Germany at the beginning of this year.

Daimler Trucks

Unit sales of 65,400 trucks are lower than in Q1 2008, as expected

500th Mitsubishi Fuso hybrid truck sold

New plant opened in Saltillo, Mexico

EBIT significantly lower than in prior-year quarter due to worldwide market developments

Amounts in millions of €	Q1 2009	Q1 2008	% change

EBIT	(142)	403	.
Revenue	4,918	6,327	-22
Unit sales	65,405	107,728	-39
Production	58,802	113,320	-48
Employees (March 31)	74,180	80,580	-8

Earnings impacted by global market downturn

Daimler Trucks sold 65,400 vehicles worldwide in the first quarter of 2009 (Q1 2008: 107,700). The significant decrease was caused by the worldwide recession. Revenue decreased from €6.3 billion to €4.9 billion, while EBIT for the period amounted to minus €142 million (Q1 2008: plus €403 million).

Significantly lower unit sales in all markets

The Trucks Europe/Latin America unit (Mercedes-Benz) sold 23,100 vehicles in the first quarter, a decrease compared with the prior-year quarter, as expected. Significant falls in unit sales were recorded in Latin America (-38%) and Europe (-33%). Whereas unit sales in Western Europe fell by 19%, there was slight growth in Germany (+3%). This increase was mainly the result of the weak prior-year figure due to a supplier bottleneck as well as good acceptance of Mercedes-Benz vehicles. The drop in unit sales was disproportionately severe in Eastern Europe because of the global economic crisis and financing difficulties.

As a result of the ongoing economic crisis, sales of 17,200 units by Trucks NAFTA (Freightliner, Sterling, Western Star, Thomas Built Buses) were also lower than in the prior-year quarter (Q1 2008: 27,500). Sales of 900 units in Mexico were 54% below the prior-year level. This was caused not only by the economic crisis, but also by pull-forward effects in the prior-year quarter before the introduction of the EPA 04 emission regulations last August. Production of the Sterling brand was discontinued in March 2009.

Trucks Asia (Mitsubishi Fuso) sold 25,100 vehicles in the first quarter (Q1 2008: 46,500). Whereas unit sales in Japan decreased by 35%, outside Japan they fell by 49%. The sharpest falls were in the Middle East, Indonesia and Turkey.

Unit sales	Q1 2009	Q1 2008	% change

Total	65,405	107,728	-39
Western Europe	12,216	16,740	-27
Germany	6,819	6,722	+1
United States	13,748	21,204	-35
Latin America (excluding Mexico)	7,282	13,294	-45
Asia	22,135	35,713	-38
Other markets	10,024	20,777	-52

Launch of construction version of Mercedes-Benz Actros

The new Mercedes-Benz Actros “Construction”, a member of the Truck of the Year 2009 family, was launched in all markets in the first quarter. This truck for construction sites is equipped with several new features such as the optional PowerShift Offroad Automatic. Other selectable programs and additional functions specifically designed for construction-site applications are available as optional extras.

New press plant for Mercedes-Benz

A new press plant for body parts for Mercedes-Benz trucks and for the successor to the Mercedes-Benz A-Class and B-Class cars is to be built in the municipality of Kuppenheim. Construction will start in the second quarter of 2009 and by the third quarter of 2010 the building should be completed and test operation should start.

Daimler Trucks sells 500th Mitsubishi Fuso hybrid truck in Japan

During the period under review, the 500th Mitsubishi Fuso Canter Eco Hybrid was sold since the model’s market launch in 2006. The diesel-electric hybrid drive uses significantly less fuel than conventional vehicles. Furthermore, this model is the first light-duty truck to fulfill the Japanese JP09 emission regulations, which are the strictest in the world. All of Daimler Trucks’ hybrid activities are concentrated at the Group’s Global Hybrid Center at Mitsubishi Fuso Truck and Bus Corporation (MFTBC).

Daimler Trucks North America opens plant in Saltillo, Mexico

The new truck plant built with a total investment volume of US $300 million was officially opened at the end of February. In addition to bodywork and truck assembly, the Saltillo site will also include a logistics center, an administrative building and a training center. Freightliner’s new Class 8 flagship, the Cascadia, will be produced at the new plant. A total of up to 30,000 trucks per annum will roll off the assembly lines in Saltillo for the US, Canadian and Mexican markets.

Mercedes-Benz Vans

Unit sales substantially below prior-year level at 28,800 vehicles (Q1 2008: 68,600)

Overall market position maintained

Prizes awarded to Mercedes-Benz vans

EBIT of minus €91 million (Q1 2008: plus €186 million)

Amounts in millions of €	Q1 2009	Q1 2008	% change

EBIT	(91)	186	.
Revenue	1,291	2,335	-45
Unit sales	28,834	68,626	-58
Production	30,554	76,364	-60
Employees (March 31)	15,942	17,590	-9

Unit sales, revenue and EBIT impacted by market decline

Due to the drastic market contraction, Mercedes-Benz Vans’ unit sales decreased to 28,800 vehicles in the first quarter (Q1 2008: 68,600). Revenue of €1.3 billion was also well below the figure for the prior-year period. EBIT amounted to minus €91 million (Q1 2008: plus €186 million).

Mercedes-Benz Vans in a difficult market environment

In a very difficult market environment, unit sales by Mercedes-Benz Vans of 28,800 vehicles represented a decrease of 58% compared with the level achieved in the first quarter of last year. Sales in Germany decreased by 39% to 9,600 units. The markets of Eastern Europe and the NAFTA region were hit even harder by the worldwide market slump, with unit sales of 2,200 and 500 units respectively (Q1 2008: 7,100 and 7,200 respectively).

18,300 Sprinter vans were sold in the first quarter of this year. This represents a decline of 57% compared with the record number sold in the first three months of 2008. Sales of the Vito and Viano also decreased significantly to 9,900 vans sold worldwide (Q1 2008: 25,100).

Despite the difficult market situation, Mercedes-Benz Vans continued to defend its market leadership for medium-sized and large vans in Western Europe, with a market share of 16.7% (Q1 2008: 16.3%).

Unit sales	Q1 2009	Q1 2008	% change

Total	28,834	68,626	-58
Western Europe	21,874	47,559	-54
Germany	9,559	15,678	-39
United States	248	6,184	-96
Latin America (excluding Mexico)	1,876	2,695	-30
Asia (excluding Australia/Pacific)	907	1,622	-44
Other Markets	3,929	10,566	-63

Prize-winning products convince experts and customers

Vans produced by Mercedes-Benz won several prizes in the first quarter, once again demonstrating their popularity among customers and industry experts.

In the annual Image Award of the German “Verkehrsrundschau” magazine based on market research carried out by the Emnid Institute, the Mercedes-Benz Sprinter took first place by a large margin once again. The Sprinter achieved an absolutely first-class customer-recommendation rate of more than 82%.

As in previous years, Mercedes-Benz vans won prizes in the “KEP (Courier, Express and Parcel) Van of the Year” competition also in 2009, in the category up to 2.8 tons as well as the category up to 3.5 tons.

Daimler Buses

Sales of 6,800 buses and chassis (Q1 2008: 9,200)

First diesel-electric Mercedes-Benz Citaro G BlueTec Hybrid in operation

Preparations for next-generation Mercedes-Benz Citaro FuelCell Hybrid

EBIT below the prior-year level due to worldwide market contraction

Amounts in millions of €	Q1 2009	Q1 2008	% change

EBIT	65	75	-13
Revenue	904	919	-2
Unit sales	6,820	9,177	-26
Production	7,681	9,990	-23
Employees (March 31)	17,844	17,391	+3

Revenue and earnings reduced by fall in unit sales

In the first quarter of this year, Daimler Buses sold 6,800 buses and chassis worldwide (Q1 2008: 9,200). As the decline in unit sales is almost solely accounted for by lower volumes of chassis in Latin America, revenue decreased at the much lower rate of 2% to €904 million. EBIT amounted to €65 million (Q1 2008: €75 million).

Daimler Buses strengthens its market leadership

1,100 buses and chassis of the Mercedes-Benz and Setra brands were sold in Western Europe in the first quarter, once again surpassing the prior-year level by 7%. While business in the urban-bus segment continued to develop positively, there were decreases in the travel-bus segment. Sales of 400 units in Germany were 9% above the number sold in the prior-year quarter.

In the NAFTA region, unit sales fell by 14% to 1,200 units. Unit sales in North America increased by 90% to 200 units due to the ongoing strong demand for hybrid urban buses of the Orion brand. However, in Mexico we experienced a decline of 23% compared with the good prior-year figure to 900 units.

In Latin America, Daimler Buses sold only 3,400 chassis of the Mercedes-Benz brand (Q1 2008: 5,700). The significant decrease is explained by the current economic crisis, but also by the fact that sales in Brazil had been particularly strong in the prior-year quarter.

Overall, Daimler Buses was able to maintain its worldwide market leadership.

Unit sales	Q1 2009	Q1 2008	% change

Total	6,820	9,177	-26
Western Europe	1,119	1,043	+7
Germany	429	395	+9
NAFTA region	1,156	1,349	-14
Latin America (excluding Mexico)	3,366	5,654	-40
Other markets	1,179	1,131	+4

Steady progress with alternative drive systems with the Mercedes-Benz Citaro G BlueTec Hybrid

Following an intensive phase of trials, more than 250 customers in 15 countries experienced the Mercedes-Benz articulated bus Citaro G BlueTec Hybrid in the context of a test drive at the end of March. This 18-meter-long hybrid urban bus can operate for significant distances without emitting any pollutants at all, and allows diesel consumption and CO2 emissions to be reduced by up to 30% compared with conventional buses. The first units of the Mercedes-Benz Citaro G BlueTec Hybrid will be delivered to the municipal bus companies in Rotterdam and Hamburg before the end of this year.

We are steadily continuing our efforts in the field of alternative drive systems with the fuel-cell bus of the future, the Mercedes-Benz Citaro FuelCELL Hybrid. The new bus will be presented at the UITP Congress in Vienna in the early summer of this year.

Daimler Financial Services

Measures taken to minimize credit risks and reduce costs

Sharp increase in new customers in Mercedes-Benz Bank’s deposit business

Concentration of US business in new Operations Center now completed

EBIT of minus €167 million (Q1 2008: plus €168 million)

Amounts in millions of €	Q1 2009	Q1 2008	% change

EBIT	(167)	168	.
Revenue	3,150	2,814	+12
New business	5,862	6,655	-12
Contract volume	61,981	58,254	+6
Employees (March 31)	6,958	7,281	-4

Intensified risk management at Daimler Financial Services

The Daimler Financial Services division increased its worldwide contract volume compared with the prior year by 6% to €62.0 billion at the end of the first quarter. Adjusted for exchange-rate effects, the increase was 2%. Compared with the end of 2008, currency-adjusted contract volume decreased by 4%. New business decreased compared with the prior-year quarter by 12% to €5.9 billion. After adjusting for exchange-rate effects, there was a decrease of 13%. Earnings fell to an EBIT loss of €167 million.

Due to the global economic situation, the worldwide focus in the first quarter was on taking measures to improve efficiency and minimize credit risks. Receivables management and debt-collection processes were intensified. The Daimler Financial Services division recognized increased risk provisions to cover anticipated credit losses.

At the same time, Daimler Financial Services continues to provide intensive support for sales of the Daimler Group’s vehicle brands with attractive leasing and financing conditions. It also provides vehicle dealerships with financing solutions for the optimization of liquidity management and helps them to utilize additional revenue potential, with insurance for example.

In the insurance business, Daimler Financial Services signed new global agreements on vehicle and warranty insurance with two major European insurance groups in the first quarter.

Sharp increase in new customers in Mercedes-Benz Bank’s deposit business

In the Europe, Africa & Asia/Pacific region, contract volume of €36.5 billion was just 3% above the prior-year level. Compared with the fourth quarter of 2008, there was a decrease of 3%.

At the end of the first quarter of 2009, Mercedes-Benz Bank’s contract volume in Germany of €16.8 billion was 3% higher than a year earlier.

As a result of strong customer interest due to attractive conditions in the direct banking business, customers’ funds deposited with the bank increased from the prior-year level of €4.8 billion to €11.7 billion. Mercedes-Benz Bank is supporting the start of the new E-Class with attractive financial services such as more favorable auto insurance rates for vehicles equipped with a driver’s assistance package for enhanced safety.

In March 2009, Mercedes-Benz Auto Finance China became the first foreign vehicle financer to offer leasing in China. This completes the product range of Mercedes-Benz Auto Finance China, which started business with vehicle financing and insurance in November 2005. Its product offering will initially focus on leasing company cars and fleets of vehicles to companies in Beijing, and will subsequently be expanded to serve end-consumers nationwide through the retail outlets.

Concentration of US business in new Operations Center now completed

In the Americas region, contract volume increased by 11% compared with the prior year to €25.5 billion. Adjusted for exchange-rate effects, the portfolio contracted by 2%. Compared with the end of 2008, currency-adjusted contract volume decreased by 4%.

The merger of the business operations of Mercedes-Benz Financial and Daimler Truck Financial in the United States at the new Operations Center in Fort Worth, Texas was successfully completed in the first quarter. Daimler Financial Services has thus combined the expertise of its US business units at one central location; the goal is to optimize the cost structure while providing end customers and dealerships with a complete range of high-quality services.

We have implemented actions to improve efficiency also in our Latin American markets. In Brazil and Mexico, regional functions have been concentrated at central locations in Sao Paolo and Mexico City.

Daimler AG and Subsidiaries

Unaudited Consolidated Statements of Income (Loss)

	Consolidated		Industrial Business		Daimler Financial Services
Amounts in millions of €, except per share amounts	Q1 2009	Q1 2008	Q1 2009	Q1 2008	Q1 2009	Q1 2008

Revenue	18,679	23,998	15,529	21,184	3,150	2,814
Cost of sales	(16,404)	(18,469)	(13,289)	(16,032)	(3,115)	(2,437)
Gross profit	2,275	5,529	2,240	5,152	35	377
Selling expenses	(1,873)	(1,992)	(1,787)	(1,910)	(86)	(82)
General administrative expenses	(922)	(928)	(803)	(793)	(119)	(135)
Research and non-capitalized development costs	(785)	(782)	(785)	(782)	—	—
Other operating income, net	63	614	60	603	3	11
Share of profit (loss) from investments accounted for using the equity method, net	81	(253)	78	(254)	3	1
Other financial expense, net	(265)	(212)	(262)	(208)	(3)	(4)
Earnings before interest and taxes (EBIT)(1)	(1,426)	1,976	(1,259)	1,808	(167)	168
Interest income (expense), net	(205)	33	(202)	36	(3)	(3)
Profit (loss) before income taxes	(1,631)	2,009	(1,461)	1,844	(170)	165
Income tax benefit (expense)	345	(674)	300	(595)	45	(79)
Net profit (loss) from continuing operations	(1,286)	1,335	(1,161)	1,249	(125)	86
Net loss from discontinued operations	—	(3)	—	(3)	—	—
Net profit (loss)	(1,286)	1,332	(1,161)	1,246	(125)	86
Minority interest	(31)	(41)
Profit (loss) attributable to shareholders of Daimler AG	(1,317)	1,291

Earnings (loss) per share for profit (loss) attributable to shareholders of Daimler AG
Basic
Net profit (loss) from continuing operations	(1.40)	1.29
Net loss from discontinued operations	—	—
Net profit (loss)	(1.40)	1.29
Diluted
Net profit (loss) from continuing operations	(1.40)	1.29
Net loss from discontinued operations	—	—
Net profit (loss)	(1.40)	1.29

(1)  EBIT includes expenses from the compounding of provisions (2009: €360 million; 2008: €113 million).

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Daimler AG and Subsidiaries

Unaudited Consolidated Statement of Comprehensive Income (Loss)

	Consolidated
Amounts in millions of €	Q1 2009	Q1 2008

Net profit (loss)	(1,286)	1,332
Unrealized gains (losses) from currency translation adjustments	276	(627)
Unrealized gains (losses) from financial assets available for sale	5	(79)
Unrealized gains (losses) from derivative financial instruments	(175)	430
Unrealized gains (losses) from investments accounted for using the equity method	(206)	62
Other comprehensive income (loss), net of taxes	(100)	(214)
Total comprehensive income (loss)	(1,386)	1,118
Thereof minority interest	(29)	(4)
Thereof profit (loss) attributable to shareholders of Daimler AG	(1,357)	1,122

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Daimler AG and Subsidiaries

Consolidated Statements of Financial Position

	Consolidated		Industrial Business		Daimler Financial Services
Amounts in millions of €	At March 31, 2009	At Dec. 31, 2008	At March 31, 2009	At Dec. 31, 2008	At March 31, 2009	At Dec. 31, 2008
	(unaudited)		(unaudited)	(unaudited)	(unaudited)	(unaudited)

Assets
Intangible assets	6,208	6,037	6,138	5,964	70	73
Property, plant and equipment	16,138	16,087	16,074	16,022	64	65
Equipment on operating leases	18,239	18,672	6,966	7,185	11,273	11,487
Investments accounted for using the equity method	4,170	4,319	4,113	4,258	57	61
Receivables from financial services	24,610	25,003	(315)	(302)	24,925	25,305
Other financial assets	3,433	3,278	2,845	3,060	588	218
Deferred tax assets	3,130	2,828	2,805	2,544	325	284
Other assets	521	606	361	454	160	152
Total non-current assets	76,449	76,830	38,987	39,185	37,462	37,645
Inventories	16,048	16,805	15,485	16,244	563	561
Trade receivables	6,334	6,999	6,080	6,793	254	206
Receivables from financial services	16,896	17,384	(156)	(67)	17,052	17,451
Cash and cash equivalents	13,305	6,912	7,241	4,664	6,064	2,248
Other financial assets	6,159	4,718	(1,111)	(2,489)	7,270	7,207
Other assets	2,545	2,571	231	181	2,314	2,390
Total current assets	61,287	55,389	27,770	25,326	33,517	30,063
Total assets	137,736	132,219	66,757	64,511	70,979	67,708

Equity and liabilities
Share capital	3,044	2,768
Capital reserves	11,875	10,204
Retained earnings	18,042	19,359
Other reserves	288	328
Treasury shares	(1,443)	(1,443)
Equity attributable to shareholders of Daimler AG	31,806	31,216
Minority interest	1,465	1,508
Total equity	33,271	32,724	28,662	28,092	4,609	4,632
Provisions for pensions and similar obligations	4,269	4,140	4,095	3,969	174	171
Provisions for income taxes	2,501	1,582	2,499	1,579	2	3
Provisions for other risks	4,941	4,910	4,827	4,801	114	109
Financing liabilities	34,122	31,209	13,253	10,505	20,869	20,704
Other financial liabilities	1,963	1,942	1,877	1,846	86	96
Deferred tax liabilities	1,471	1,725	(3,685)	(3,171)	5,156	4,896
Deferred income	1,700	1,728	1,132	1,210	568	518
Other liabilities	79	77	78	78	1	(1)
Total non-current liabilities	51,046	47,313	24,076	20,817	26,970	26,496
Trade payables	6,093	6,478	5,885	6,268	208	210
Provisions for income taxes	497	774	(421)	39	918	735
Provisions for other risks	6,280	6,830	6,080	6,647	200	183
Financing liabilities	30,321	27,428	(5,573)	(6,057)	35,894	33,485
Other financial liabilities	7,685	8,376	6,438	7,193	1,247	1,183
Deferred income	1,274	1,239	559	573	715	666
Other liabilities	1,269	1,057	1,051	939	218	118
Total current liabilities	53,419	52,182	14,019	15,602	39,400	36,580
Total equity and liabilities	137,736	132,219	66,757	64,511	70,979	67,708

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Daimler AG and Subsidiaries

Unaudited Consolidated Statement of Changes in Equity

							Other reserves
Amounts in millions of €	Share capital	Capital reserves	Retained earnings	Currency translation adjustment	Financial assets available for sale	Derivative financial instruments	Share of investments accounted for using the equity method	Treasury shares	Equity attributable to share holders of Daimler AG	Minority interests	Total equity

Balance at January 1, 2008	2,766	10,221	22,656	(412)	296	630	561	—	36,718	1,512	38,230
Net profit	—	—	1,291	—	—	—	—	—	1,291	41	1,332
Unrealized gains (losses)	—	—	—	(624)	(88)	610	118	—	16	(66)	(50)
Deferred taxes on unrealized gains (losses)	—	—	—	—	7	(180)	(12)	—	(185)	21	(164)
Total comprehensive income (loss)	—	—	1,291	(624)	(81)	430	106	—	1,122	(4)	1,118
Dividends	—	—	—	—	—	—	—	—	—	(1)	(1)
Share-based payments	—	(7)	—	—	—	—	—	—	(7)	—	(7)
Issue of new shares	—	1	—	—	—	—	—	—	1	—	1
Acquisition of treasury shares	—	—	—	—	—	—	—	(2,742)	(2,742)	—	(2,742)
Issue of treasury shares	—	—	—	—	—	—	—	25	25	—	25
Retirement of own shares	—	—	(2,717)	—	—	—	—	2,717	—	—	—
Other	—	1	—	—	—	—	—	—	1	13	14
Balance at March 31, 2008	2,766	10,216	21,230	(1,036)	215	1,060	667	—	35,118	1,520	36,638

Balance at January 1, 2009	2,768	10,204	19,359	(493)	23	576	222	(1,443)	31,216	1,508	32,724
Net profit (loss)	—	—	(1,317)	—	—	—	—	—	(1,317)	31	(1,286)
Unrealized gains (losses)	—	—	—	278	5	(241)	(241)	—	(199)	(98)	(297)
Deferred taxes on unrealized gains (losses)	—	—	—	—	1	67	91	—	159	38	197
Total comprehensive income (loss)	—	—	(1,317)	278	6	(174)	(150)	—	(1,357)	(29)	(1,386)
Dividends	—	—	—	—	—	—	—	—	—	(15)	(15)
Share-based payments	—	1	—	—	—	—	—	—	1	—	1
Issue of new shares	276	1,671	—	—	—	—	—	—	1,947	—	1,947
Other	—	(1)	—	—	—	—	—	—	(1)	1	—
Balance at March 31, 2009	3,044	11,875	18,042	(215)	29	402	72	(1,443)	31,806	1,465	33,271

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Daimler AG and Subsidiaries

Unaudited Consolidated Statements of Cash Flows

	Consolidated		Industrial Business		Daimler Financial Services
Amounts in millions of €	Q1 2009	Q1 2008	Q1 2009	Q1 2008	Q1 2009	Q1 2008

Net profit (loss) adjusted for	(1,286)	1,332	(1,161)	1,246	(125)	86
Depreciation and amortization	846	754	837	746	9	8
Other non-cash expense and income	(513)	801	(528)	544	15	257
Gains on disposals of assets	3	(571)	3	(564)	—	(7)
Change in operating assets and liabilities
– Inventories	944	(1,586)	1,004	(1,618)	(60)	32
– Trade receivables	703	(616)	748	(554)	(45)	(62)
– Trade payables	(420)	900	(420)	884	—	16
– Receivables from financial services	1,568	153	(154)	(28)	1,722	181
– Vehicles on operating leases	884	38	77	8	807	30
– Other operating assets and liabilities	(203)	25	(502)	164	299	(139)
Cash provided by (used for) operating activities	2,526	1,230	(96)	828	2,622	402
Additions to property, plant and equipment	(688)	(823)	(685)	(815)	(3)	(8)
Additions to intangible assets	(358)	(308)	(357)	(301)	(1)	(7)
Proceeds from disposals of property, plant and equipment and intangible assets	77	1,358	74	1,355	3	3
Investments in businesses	(89)	(28)	(89)	(28)	—	—
Proceeds from disposals of businesses	—	194	—	205	—	(11)
Acquisition of securities (other than trading)	(4,230)	(1,941)	(3,849)	(1,941)	(381)	—
Proceeds from sales of securities (other than trading)	1,845	1,909	1,845	1,859	—	50
Change in other cash	41	(16)	239	(43)	(198)	27
Cash provided by (used for) investing activities	(3,402)	345	(2,822)	291	(580)	54
Change in financing liabilities	5,163	(3,617)	3,443	(3,210)	1,720	(407)
Dividends paid (including profit transferred from subsidiaries)	(15)	(1)	(15)	4	—	(5)
Proceeds from issuance of share capital (including minority interest)	1,947	26	1,914	(22)	33	48
Purchase of treasury shares	—	(2,742)	—	(2,742)	—	—
Cash provided by (used for) financing activities	7,095	(6,334)	5,342	(5,970)	1,753	(364)
Effect of foreign exchange-rate changes on cash and cash equivalents	174	(644)	153	(628)	21	(16)
Net increase (decrease) in cash and cash equivalents	6,393	(5,403)	2,577	(5,479)	3,816	76
Cash and cash equivalents at the beginning of the period	6,912	15,631	4,664	14,894	2,248	737
Cash and cash equivalents at the end of the period	13,305	10,228	7,241	9,415	6,064	813

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Daimler AG and Subsidiaries

Notes to the Unaudited Interim Consolidated Financial Statements

1. Presentation of the Interim Consolidated Financial Statements

General. These unaudited interim consolidated financial statements (interim financial statements) of Daimler AG and its subsidiaries (“Daimler” or the “Group”) have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting.”

Daimler AG is a stock corporation organized under the laws of the Federal Republic of Germany. Daimler AG is entered in the Commercial Register of the Stuttgart District Court under No. HRB 19360 and its registered office is located at Mercedesstraße 137, 70327 Stuttgart, Germany.

The interim financial statements of the Daimler Group are presented in euros (€).

All significant intercompany accounts and transactions have been eliminated. In the opinion of the management, the interim financial statements reflect all adjustments (i.e. normal recurring adjustments) necessary for a fair presentation of the results of operations and the financial position of the Group. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period or for the full fiscal year. The interim financial statements should be read in conjunction with the December 31, 2008 audited IFRS consolidated financial statements and notes thereto which Daimler published on February 27, 2009 and which were included in Daimler’s 2008 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC). The accounting policies applied by the Group in these interim financial statements are principally the same as those applied in the audited IFRS consolidated financial statements as at and for the year ended December 31, 2008.

With the amendment of IAS 1 “Presentation of Financial Statements” the consolidated financial statements contain in addition to the consolidated statement of income (loss) a consolidated statement of comprehensive income (loss). The latter comprises the profit or loss of the reporting period as well as equity changes other than those changes resulting from transactions with owners in their capacity as owners that are not recognized in profit or loss (other comprehensive income or loss).

Commercial practice with respect to certain products manufactured by Daimler necessitates that sales financing, including leasing alternatives, be made available to the Group’s customers. Accordingly, the Group’s consolidated financial statements are also significantly influenced by the activities of its financial services business. To enhance the readers’ understanding of the Group’s financial position, cash flows and operating results, the accompanying interim consolidated financial statements also present unaudited information with respect to the Group’s industrial and financial services business activities. Such information, however, is not required by IFRS and is not intended to, and does not represent the separate IFRS results of operations, cash flows and the financial position of the Group’s industrial or financial services business activities. Eliminations of the effects of transactions between the industrial and financial services businesses have generally been allocated to the industrial business columns.

Preparation of interim financial statements in conformity with IFRS requires management to make estimates and judgments related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenue and expenses for the reporting period. Actual amounts could differ from those estimates.

IFRS adopted and changes in accounting policies. In May 2008, the IASB published its omnibus standard for improvements to International Financial Reporting Standards (IFRS). One of the improvements is an amendment to the presentation of the derecognition of assets held for rental. Proceeds from the sale of assets held for rental in the course of ordinary activities have to be recognized as revenue in accordance with the amended IAS 16 “Property, Plant and Equipment.” Cash flows in conjunction with these sales are shown under cash flows from operating activities in accordance with the amended IAS 7 “Statement of Cash Flows.” Daimler applies these amendments as of January 1, 2009 and has adjusted prior-year presentations accordingly. As a result, revenue and cost of sales recognized in the consolidated statements of income for the three months ended March 31, 2009 each increased by €776 million (2008: €543 million). The changes in the classification of cash flows in the consolidated statements of cash flows result in the presentation of cash flows from vehicles on operating leases of the financial services business within “Cash provided by (used for) operating activities” in the separate line item “Vehicles on operating leases” together with the cash flows from vehicles on operating leases of the industrial business. This change in classification resulted in a decrease of €314 million in “Cash provided by (used for) operating activities” in the three months ended March 31, 2009 (2008: decrease of €689 million). Cash provided by (used for) investing activities increased to the same extent in both periods due to this change.

In connection with this mandatory reclassification of cash flows from vehicles on operating leases of the financial services business, the Group decided also to reclassify changes in receivables from financial services from “Cash provided by (used for) investing activities” to “Cash provided by (used for) operating activities.” This change in classification resulted in an increase of €548 million in “Cash provided by (used for) operating activities” in the three months ended March 31, 2009 (2008: decrease of €42 million). This additional reclassification harmonizes the presentation of changes in the entire sales financing and leasing portfolio of the financial services business in the Group’s consolidated statements of cash flows within “Cash provided by (used for) operating activities.”

Discontinued operations. Adjustments of the Chrysler deconsolidation loss are presented as discontinued operations in the Group’s consolidated statements of income (loss) (see Note 2).

2. Significant dispositions of interests in companies and other disposals of assets and liabilities

Chrysler. In connection with the legal transfer of Chrysler’s international sales activities to Chrysler LLC and due to the valuation of Chrysler-related assets the Group recorded a total gain before income taxes of €40 million in the first quarter of 2009. This gain is included in the reconciliation from total segments EBIT to Group EBIT in the segment reporting.

In the first quarter of 2008, the Group recorded an impairment charge of €151 million following a decline in the value of an asset whose future cash flows are contingent upon the occurrence of certain events, in particular the development of residual values of leased Chrysler vehicles. This impairment charge is included in the reconciliation from total segments EBIT to Group EBIT in the segment reporting.

Net loss from discontinued operations for the first quarter of 2008 amounted to €3 million and reflects adjustments of the result from the deconsolidation of the Chrysler activities.

Potsdamer Platz. The sale of real-estate properties at Potsdamer Platz to the SEB Group resulted in a cash inflow of €1.4 billion (thereof €0.1 billion in 2007) and a positive effect of €449 million on Group EBIT in the three months ended March 2008. This gain is included in the reconciliation from total segments EBIT to Group EBIT in the segment reporting.

3. Functional costs

Daimler Trucks. As a result of the wide-ranging plan to optimize and reposition the business operations of Daimler Trucks North America (DTNA), the Group recorded further charges of €45 million in the first quarter of 2009, of which €19 million is included within cost of sales, €16 million within selling expenses and €10 million within general administrative expenses in the consolidated statements of income (loss). The plan was adopted on October 14, 2008 in response to continuing depressed demand across the industry and structural changes in the company’s core markets.

4. Investments accounted for using the equity method

EADS. As of March 31, 2009, the European Aeronautic Defence and Space Company EADS N.V. (EADS) was the most significant investee accounted for using the equity method. The Group principally includes its proportionate share in the income (loss) of EADS with a time lag of three months and reports the results in the reconciliation from total segments EBIT to Group EBIT in the segment reporting.

Daimler’s proportionate share in the income of EADS for the three months ended March 31, 2009 was €83 million (2008: €22 million) including investor-level adjustments. The carrying amount of the Group’s investment in EADS at March 31, 2009 was €2,760 million (December 31, 2008: €2,886 million).

In 2004 Daimler entered into a securities lending agreement concerning an approximate 3% equity interest in EADS shares. Simultaneously the Group also entered into interrelated option contracts. The Group exercised all option rights by the end of the third quarter of 2008. In the three months ended March 31, 2008, the transfer of equity interests in EADS resulted in a gain of €43 million before income taxes. The mark-to-market valuation of option rights not yet exercised resulted in an unrealized gain of €59 million before income taxes.

Chrysler. As of December 31, 2008, the carrying amount of the Group’s equity interest in Chrysler Holding LLC (Chrysler) and the carrying amounts of the subordinated loans granted to Chrysler were reduced to zero. As a result, the equity accounting of the Group’s 19.9% equity interest in Chrysler did not result in a further negative impact on Daimler’s EBIT in the three-month period ended March 31, 2009. In the three months ended March 31, 2008 the Group’s proportionate share in the losses at Chrysler amounted to €340 million and negatively impacted Group EBIT.

5. Intangible assets

Intangible assets are comprised of the following:

Amounts in millions of €	At March 31, 2009	At Dec. 31, 2008

Goodwill	671	660
Development costs	4,892	4,716
Other intangible assets	645	661
	6,208	6,037

6. Inventories

Inventories are comprised of the following:

Amounts in millions of €	At March 31, 2009	At Dec. 31, 2008

Raw materials and manufacturing supplies	1,781	1,725
Work in progress	1,968	1,880
Finished goods, parts and products held for resale	12,233	13,066
Advance payments to suppliers	66	134
	16,048	16,805

7. Equity

The resolution issued by the Annual Meeting on April 9, 2008 that authorized Daimler AG to acquire, until October 9, 2009, treasury shares for certain predefined purposes up to 10% of the share capital as of the day of the resolution was terminated by resolution of the Annual Meeting on April 8, 2009 insofar as it had not been utilized. Simultaneously Daimler was again authorized to acquire, until October 8, 2010, treasury shares for certain predefined purposes, i. e. for the purpose of cancellation and to meet subscription rights arising from stock option programs, up to 10% of the share capital as of date of that resolution.

37.1 million treasury shares, repurchased under the resolution of the Annual Meeting on April 9, 2008, are still held by Daimler AG as of March 31, 2009.

By way of a resolution adopted at the Annual Meeting on April 9, 2008, the Board of Management was authorized, with the consent of the Supervisory Board, to increase Daimler AG’s capital in the period until April 8, 2013 by a total of €500 million by issuing new registered no par value shares in exchange for cash contributions and by a total of €500 million by issuing new registered no par value shares in exchange for non-cash contributions (Authorized Capital I and II). The Board of Management was also authorized with the consent of the Supervisory Board to exclude shareholders’ subscription rights under certain conditions.

Under partial utilization of the authorized capital, the Board of Management decided, with the consent of the Supervisory Board of March 22, 2009, to increase Daimler AG’s share capital of €2,768 million by €276 million to €3,044 million in exchange for cash contributions, excluding any shareholders’ subscription rights by issuing 96.4 million new registered no par value shares at an issue price of €20.27 per share to Semare Beteiligungsverwaltungsgesellschaft mbH. Semare Beteiligungsverwaltungsgesellschaft mbH is an indirect subsidiary of Aabar Investments PJSC (Aabar), Abu Dhabi. The capital increase became effective upon entry in the Commercial Register (“Handelsregister”) on March 24, 2009. Resulting transaction costs of €7 million (net of taxes) were deducted from capital reserves. The new shares are entitled to dividends for the first time for the financial year beginning on January 1, 2009.

The Annual Meeting on April 8, 2009 authorized the Board of Management again, with the consent of the Supervisory Board, to increase Daimler AG’s share capital in the period until April 7, 2014 by a total of €1,000 million in one lump sum or by separate partial amounts at different times by issuing new, registered no par value shares in exchange for cash and/or non-cash contributions (Approved Capital 2009). Among other things, the Board of Management was authorized with the consent of the Supervisory Board to exclude shareholders’ subscription rights under certain conditions. In this context, the Annual Meeting further resolved to cancel the former Authorized Capital I and II with effect as of the time when the new Approved Capital 2009 becomes effective, but only to the extent that it had not been utilized.

The Annual Meeting on April 8, 2009 also authorized Daimler to distribute a dividend of €556 million (€0.60 per share) from the unappropriated earnings for 2008 of Daimler AG. The dividend was paid out on April 9, 2009.

8. Pensions and similar obligations

Net pension cost. The components of net pension cost from defined benefit plans were as follows:

	Three months ended March 31, 2009			Three months ended March 31, 2008
Amounts in millions of €	Total	German plans	Non-German plans	Total	German plans	Non-German plans

Current service cost	76	57	19	85	68	17
Interest cost	212	183	29	204	178	26
Expected return on plan assets	(165)	(142)	(23)	(223)	(195)	(28)
Amortization of net actuarial losses	7	3	4	—	—	—
Net periodic pension cost	130	101	29	66	51	15
Curtailments and settlements	1	—	1	—	—	—
	131	101	30	66	51	15

Contributions by the employer to plan assets. In the three months ended March 31, 2009, contributions by Daimler to the Group’s pension plans were €33 million.

9. Provisions for other risks

Provisions for other risks are comprised of the following:

	At March 31, 2009			At December 31, 2008
Amounts in millions of €	Current	Non-current	Total	Current	Non-current	Total

Product warranties	2,835	2,871	5,706	3,025	2,901	5,926
Sales incentives	740	—	740	887	—	887
Personnel and social costs	906	1,320	2,226	1,031	1,319	2,350
Other	1,799	750	2,549	1,887	690	2,577
	6,280	4,941	11,221	6,830	4,910	11,740

10. Financing liabilities

Financing liabilities are comprised of the following:

	At March 31, 2009			At December 31, 2008
Amounts in millions of €	Current	Non-current	Total	Current	Non-current	Total

Notes / bonds	9,885	24,417	34,302	11,158	22,935	34,093
Commercial paper	1,502	—	1,502	2,320	—	2,320
Liabilities to financial institutions	7,196	7,388	14,584	8,038	6,570	14,608
Deposits from the direct banking business	10,311	1,422	11,733	5,033	977	6,010
Liabilities from ABS transactions	945	460	1,405	370	327	697
Liabilities from finance leases	47	379	426	60	391	451
Loans, other financing liabilities	435	56	491	449	9	458
	30,321	34,122	64,443	27,428	31,209	58,637

11. Segment reporting

Segment information. At the beginning of 2009, the Group adjusted the presentation of its segment reporting. The business activities of Mercedes-Benz Vans and Daimler Buses, which were previously reported as part of Vans, Buses, Other, are presented separately. The other business activities of the Group which previously also formed part of Vans, Buses, Other and which primarily include the equity method investments in Chrysler and EADS are included in the column “Reconciliation” together with corporate items and eliminations of intersegment transactions. Prior-year figures have been adjusted accordingly.

Segment information for the three-month periods ended March 31, 2009 and 2008 is as follows:

Amounts in millions of €	Mercedes- Benz Cars	Daimler Trucks	Mercedes- Benz Vans	Daimler Buses	Daimler Financial Services	Total segments	Reconciliation	Consolidated

Three months ended March 31, 2009
Revenue	8,821	4,589	1,239	894	2,999	18,542	137	18,679
Intersegment revenue	246	329	52	10	151	788	(788)	—
Total revenue	9,067	4,918	1,291	904	3,150	19,330	(651)	18,679

Segment profit (loss) (EBIT)	(1,123)	(142)	(91)	65	(167)	(1,458)	32	(1,426)

Amounts in millions of €	Mercedes- Benz Cars	Daimler Trucks	Mercedes- Benz Vans	Daimler Buses	Daimler Financial Services	Total segments	Reconciliation	Consolidated

Three months ended March 31, 2008
Revenue	12,257	5,691	2,242	910	2,694	23,794	204	23,998
Intersegment revenue	240	636	93	9	120	1,098	(1,098)	—
Total revenue	12,497	6,327	2,335	919	2,814	24,892	(894)	23,998

Segment profit (loss) (EBIT)	1,152	403	186	75	168	1,984	(8)	1,976

Reconciliation. Reconciliation of the total segments’ profit (loss) (EBIT) to profit (loss) before income taxes is as follows:

	Three months ended March 31,
Amounts in millions of €	2009	2008

Total segments’ profit (loss) (EBIT)	(1,458)	1,984
Equity method result EADS	83	22
Equity method result Chrysler	—	(340)
Corporate items / Other	(72)	309
Eliminations	21	1
Group EBIT	(1,426)	1,976
Interest income (expense), net	(205)	33
Profit (loss) before income taxes	(1,631)	2,009

The line item “Corporate items / Other” includes corporate items for which headquarters is responsible. Transactions between the segments are eliminated in the reconciliation.

12. Related party relationships

Associated companies and joint ventures. Most of the goods and services supplied within the ordinary course of business between the Group and related parties comprise transactions with associated companies and joint ventures and are included in the following table:

	Sales of goods and services and other income		Purchases of goods and services and other expense
	Three months ended March 31,		Three months ended March 31,		March 31,	Receivables December 31,	March 31,	Payables December 31,
Amounts in millions of €	2009	2008	2009	2008	2009	2008	2009	2008

Associated companies	412	431	434	212	456	592	1,463	1,370
Joint ventures	52	49	15	—	95	129	271	264

The transactions with associated companies include transactions between the Group and Chrysler Holding LLC under the terms of the agreements on future cooperation and provision of services. In the first quarter of 2009, the Group recorded a gain before income taxes of €0.1 billion in connection with the legal transfer of Chrysler’s international sales activities to Chrysler LLC. This gain is included in the above table in the line “Associated companies.” Guarantees granted or assumed for Chrysler’s obligations are not reflected in the table above.

There are refund claims against third parties with respect to a significant portion of the balance of payables to associated companies.

Major other goods and services supplied by the Group relate to McLaren Group Ltd., an associated company. Within the context of the Group’s Formula 1 activities, Daimler provides the McLaren Group with Mercedes-Benz Formula 1 engines for use and supports its research and development activities. Furthermore, Daimler has an agreement with McLaren Automotive Ltd., a wholly owned subsidiary of McLaren Group Ltd., for the production of the high performance Mercedes McLaren SLR sports car.

The transactions with joint ventures predominantly comprise the business relationship with Beijing Benz-DaimlerChrysler Automotive Corporation, Ltd. (BBDC). BBDC assembles and distributes Mercedes-Benz vehicles for the Group in China.

In connection with the Group’s 45% equity interest in Toll Collect, Daimler has provided a number of guarantees for Toll Collect, which are not included in the table above.

Shareholder. The Group distributes vehicles in Turkey through a dealership, which also holds a minority interest in one of the Group’s subsidiaries. In addition, the Group has business relationships with vehicle importers in certain other countries that also hold minority interests in Group companies. In the first quarter of 2009, revenue in connection with these transactions amounted to €32 million (2008: €49 million). In addition, the Group incurred expenses of €20 million resulting primarily from the depreciation of purchased vehicles.

Addresses | Information	Financial Calendar 2009 | 2010

Investor Relations

Phone +49 711 17 92261, 17 95256 or 17 95277

Fax +49 711 17 94075

This report and additional information on Daimler
are available on the Internet at

www.daimler.com

Concept and contents

Daimler AG

Investor Relations

Publications for our shareholders:

Annual Reports (German, English)

Form 20-F (English)

Interim Reports on 1st, 2nd and 3rd quarters

(German, English)

Sustainability Report (Facts and Magazine)
(German, English)

www.daimler.com/investors

Interim Report Q1 2009

April 28, 2009

Interim Report Q2 2009

July 29, 2009

Interim Report Q3 2009

October 27, 2009

Annual Meeting 2010

Messe Berlin

April 14, 2010

Daimler AG
Stuttgart, Germany
www.daimler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

By:	/s/ ppa.	Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President
Chief Accounting Officer

By:	/s/ i.V.	Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: April 28, 2009